1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com MICHAEL M. PIRI michael.piri@dechert.com +1 212 641 5674 Direct +1 212 698 3599 Fax

July 12, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Samantha A. Brutlag

Re:	William Blair Funds (the “Registrant”)

Post-Effective Amendment No. 150 under the Securities Act of 1933 and Amendment No. 151 under the Investment Company Act of 1940

(File Nos. 033-17463; 811-05344) on Form N-1A

Dear Ms. Brutlag:

This letter responds to the comments you provided to Andrew Pfau of William Blair Investment Management, LLC, Katherine Hurley of Dechert LLP, and me in a telephonic discussion on June 12, 2023 with respect to your review of Post-Effective Amendment No. 150 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on April 27, 2023. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering an unlimited number of shares of beneficial interest of the William Blair Small-Mid Cap Value Fund, a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the Amendment.

Comment 1.     Please provide the ticker symbol for each share class of the Fund.

Response 1.     The Registrant has incorporated this comment and updated the ticker symbols as follows:

Class I	Class R6
ISMVX	RSMVX

July 12, 2023 Page 2

Comment 2.      With respect to the benchmark indexes discussed in the “Principal Investment Strategies” sub-section of the Prospectus, please supplementally clarify how, in light of Rule 35d-1 under the Investment Company Act of 1940, as amended, a fund that includes “Small” in its name can base its investment strategy on a benchmark index comprised of companies whose lowest market capitalization is greater than the market capitalization of small capitalized companies.

Response 2.      The Registrant believes that the index referenced in the Fund’s 80% investment policy is appropriate. The Fund, as a “Small-Mid” fund, has a policy to invest at least 80% of its assets in equity securities of small cap and mid cap companies. For purposes of the 80% investment policy, a company is a small cap or mid cap company if it has a market capitalization no larger than the largest capitalized company included in the Russell Midcap Index at the time of purchase. Accordingly, the upper end of the range is set using one of the most widely used and widely recognized indices of mid cap U.S. companies. Any company with a lower market capitalization than such upper end (including a company with a lower market capitalization than the lowest capitalized company in the Russell Midcap Index) would therefore be a small cap or mid cap company for purposes of the Fund’s 80% investment policy.

The Registrant further believes that the Fund’s benchmark index is appropriate in light of the Fund’s name. As disclosed in the “Principal Investment Strategies,” the Russell 2500 Value Index, the Fund’s benchmark, “measures the performance of those Russell 2500TM companies with lower price-to-book ratios and lower forecasted growth values.” As set forth in the factsheet for the Russell 2500 Value Index, the index “measures the performance of the small to midcap segment of the US equity universe, commonly referred to as ‘smid’ cap.” The factsheet further indicates that “[t]he index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small to mid-cap opportunity set.” The Russell 2500 Value Index and its variants are some of the most widely used and widely recognized indices of small-mid cap U.S. companies and many “small-mid” funds use them as benchmark indices.

In the Frequently Asked Questions about Rule 35d-1 bulletin issued by the SEC staff (“Staff”), the Staff noted the following about the use of the terms “small-, mid- or large-capitalization” in a fund’s name:

As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus. In developing a definition of the terms “small-, mid-, or large-capitalization,” registrants should consider all pertinent references, including, for example,

July 12, 2023 Page 3

industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.

Based on the widespread use and recognition of the Russell Midcap Index and Russell 2500 Value Index in classifying the market capitalization of U.S. companies, the Registrant believes that its investment strategy and benchmark index are entirely consistent with investors’ expectations based on the Fund’s name. In addition, the Registrant has clearly defined these terms in its discussion of its investment objectives and strategies. For these reasons, the Registrant believes that its use of these indices meets the Staff’s reasonableness standard.

Comment 3.      The Staff noted that certain of the Registrant’s other funds have similar names and strategies (i.e., Small Cap Value Fund and Mid Cap Value Fund) as the Fund. Please supplementally explain the key differences between each fund’s principal investment strategies.

Response 3.      The Registrant notes that the key differences among the Small Cap Value Fund, Mid Cap Value Fund, and Small-Mid Cap Value Fund relate to the market capitalization of the securities in which they invest. The Small Cap Value Fund has a policy to invest at least 80% of its assets in equity securities of small capitalized companies and the Mid Cap Value Fund has a policy to invest at least 80% of its assets in equity securities of medium capitalized companies. As discussed above, the Fund has a policy to invest at least 80% of its assets in equity securities of small cap and mid cap companies. Accordingly, while the funds generally follow similar security selection processes, they focus on different parts of the market capitalization spectrum, as indicated by their names.

Comment 4.      Please confirm that the placeholders for the ranges of market capitalization in respect of the Fund’s benchmark index will be updated for consistency with the appropriate benchmark index, as applicable.

Response 4.      The Registrant confirms that the placeholders have been updated consistent with the benchmark indexes as follows:

“The Russell Midcap® Index measures the performance of the 800 companies with the lowest market capitalizations in the Russell 1000® Index. The size of companies in the Russell Midcap® Index may change with market conditions. In addition, changes to the composition of the Russell Midcap® Index can change the market capitalization range of companies included in the index. As of May 31,

July 12, 2023 Page 4

2023, the Russell Midcap® Index included securities issued by companies that ranged in size between $364.8 million and $69.2 billion.”

Comment 5.    In the “Investment Objective and Strategies” sub-section of the Prospectus, please confirm that derivative instruments will be valued at “marked-to-market” for purposes of the Fund’s 80% investment policy.

Response 5.    The Registrant confirms that the Fund’s derivative instruments will be valued at “marked-to-market” for purposes of meeting the Fund’s 80% investment policy.

Comment 6.    In the “Principal Risks” sub-section of the Prospectus, the Staff notes that the Fund discloses “Small and Mid Cap Company Risk” as a principal risk in accordance with Form N-1A, Item 4 (“Item 4”). However, “Smaller Company Risk” is included in the Form N-1A, Item 9 (“Item 9”) risk disclosure. Please reconcile this discrepancy.

Response 6.    The Registrant has revised the Item 9 risk disclosure as follows:

“Small~~er~~ and Mid Cap Company Risk.    Stocks of small~~er~~ and mid cap companies involve greater risk than those of larger, more established companies. This is because smal~~ler~~ and mid cap companies may be in earlier stages of development, may be dependent on a small number of products or services, may lack substantial capital reserves and/or do not have proven track records. Small~~er~~ and mid cap companies may be traded in low volumes. This can increase volatility and increase the risk that the Fund will not be able to sell a security on short notice at a reasonable price. The securities of small~~er~~ and mid cap companies may be more volatile and less liquid than securities of large capitalized companies. In addition, the Fund’s Adviser may not have an opportunity to evaluate such newer companies’ performance in adverse or fluctuating market conditions.”

Comment 7.    The Staff notes that the following risk factors are included in Item 9 risks but are not included in Item 4 principal risks: Geopolitical Risk, Government and Regulatory Risk, and Inflation Risk. Please confirm whether these risks should be included in Item 4 as principal risks of the Fund.

Response 7.    The Registrant believes that its Item 4 disclosure accurately summarizes the Fund’s principal risks, even though not every risk is specifically named in Item 4. As stated in the introduction to the Item 9 risk disclosure, “[t]he Fund’s principal risks are summarized in the Fund’s Summary Section. The following provides additional detail

July 12, 2023 Page 5

about certain of those risks and additional principal risks of the Fund.” Therefore, the Registrant believes that its current risk disclosure is appropriate.

*      *      *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 641-5674 if you wish to discuss this correspondence further.

Sincerely,

/s/ Michael M. Piri

Michael M. Piri

cc:	Daniel Carey, William Blair Funds

Andrew Pfau, William Blair Funds

Stephanie A. Capistron, Dechert LLP